Lisa Proch Talcott Resolution Law Group The Hartford One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com
April 25, 2016
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    See Exhibit A

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statements referenced in Exhibit A and electronically filed via EDGAR on Form S-1 be accelerated and declared effective on May 2, 2016, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

In these circumstances, we believe a limited staff review is appropriate.

Union Security Insurance Company

By: Tammy L. Schultz*___________________    *By: /s/ Lisa Proch _______
Tammy L. Schultz, President and      Lisa Proch, Attorney-in-fact
Chief Executive Officer

Union Security Life Insurance Company of New York

By: Paula M. SeGuin*___________________    *By: /s/ Lisa Proch _______
Paula M. SeGuin, Chief Executive Officer,      Lisa Proch, Attorney-in-fact
President, Assistant Secretary, Director

Hartford Securities Distribution Company, Inc.

By: /s/ Christopher S. Conner__________
Christopher S. Conner, Chief Compliance
Officer, AML Compliance Officer, Privacy
Officer, Secretary

Exhibit A

Union Security Insurance Company:
File No. 333-203523    Empower
File No. 333-203522    Masters
Masters+
File No. 333-203521    Triple Crown
File No. 333-203520    TD Waterhouse

Union Security Life Insurance Company of New York:
File No. 333-203526    Masters
File No. 333-203519    TD Waterhouse